Sainsbury's

[redacted]

08005641

RECEIVED

2008 OCT 29 A 11:21

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 08 October 2008

SUPPL

Dear Sir

J Sainsbury Announces: Second Quarter Trading Statement for 16 weeks to 4 October 2008.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 8th October 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 04 2008
THOMSON REUTERS

10/29

20/001004

8 October 2008

Second Quarter Trading Statement for 16 weeks to 4 October 2008

Second quarter delivers continued robust sales performance

Highlights

- **Total sales for second quarter up 8.4 per cent (5.3 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 7.5 per cent (4.3 per cent excluding fuel)**
- **Like-for-like sales for first half up 7.4 per cent (3.9 per cent excluding fuel) (5)**

Justin King, chief executive, said: "This is a good result and given the current environment shows how the strength and broad appeal of the Sainsbury's brand has improved substantially during the past four years. Like-for-like sales growth, excluding fuel, of 4.3 per cent over the summer quarter and 3.9 per cent for the first half, demonstrates that Sainsbury's universal offer is meeting our customers' expectations for great quality and excellent value. We continue to drive improvements throughout the business and our service measures demonstrate that we continue to do a great job for our customers.

"During the quarter we continued to develop our offer to help customers manage tighter budgets without the need to sacrifice food quality. Customers have responded well and transaction numbers continue to grow. We have continued to expand our own label 'basics' range, which has grown to 550 products, and we now offer a wider range of these products in more stores across the estate. We have also refocused our promotional offers with simple and effective deals and updated the look and feel of our stores with new point-of-sale materials which highlight key offers and promotions. Customers are cooking more for themselves and our successful 'Feed your Family for a Fiver' advertising campaign helps customers find great value, whilst maintaining food quality. Demand for our tip cards featuring meal ideas is currently up by 30 per cent and sales of simple meal ingredients have also shown strong growth.

"Customers are increasingly turning to own brand products and Sainsbury's product range has huge brand equity (1) with a long tradition and emphasis on quality and value for money. We regularly test our own brand products to ensure they match or beat the leading brand. Our recently introduced 'Switch and Save' campaign helps customers identify savings of at least 20 per cent by choosing the Sainsbury's equivalent own brand product.

"Our non-food ranges continue to drive strong sales growth. We now have nine flagship non-food stores with a wide range of Tu home and Tu clothing. During the quarter we extended 11 supermarkets and opened two new stores in Flint and Dartmouth, the UK's greenest store. We also opened five new convenience stores while completing the planned disposal of a further 26 of the 57 convenience stores announced for closure earlier in the year (2). Sales from our online operation grew by over 25 per cent in the quarter and it now operates from 165 stores.

"The economic environment remains particularly challenging and we expect this to continue throughout the second half, but we have developed the Sainsbury's offer to perform in these conditions. Sainsbury's is a robust business with a wide customer base and universal appeal and we are well positioned as we approach the important Christmas trading period."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Sainsbury's is the most trusted 'own-brand' among supermarkets. Almost half of all shoppers placed 'high' trust in Sainsbury's own products (47%) compared to 27% for Tesco, 17% for Asda and 15% for Morrison's. Research carried out with 1,000 consumers in August 2008.

(2) As previously announced, 57 convenience stores have been identified for disposal in the current financial year. 48 stores have been disposed of to date with the remaining nine disposals planned for early in the second half.

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 10 October 2008.

(5) Quarter one and first half like-for-like and total sales growth have been Easter adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Sunday trading week.

Sales results for the year to date (Easter adjusted*):

2008/09	**Q1***	**Q2**	**H1***
Sales growth including fuel (%)			
Total	8.1	8.4	8.3
Lfl	7.3	7.5	7.4
Sales growth excluding fuel (%)			
Total	4.5	5.3	5.0
Lfl	3.4	4.3	3.9

Total statutory sales growth for the first half is 7.6 per cent including fuel (4.3 per cent excluding fuel).

(6) Sainsbury's has revised the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The third quarter will be extended by one week and will be the 13 weeks ending 3 January 2009. This will still be reported on 8 January 2009 as previously advised. The fourth quarter will be the 11 weeks ending 21 March 2009 and will be reported on 25 March 2009. The revised comparative figures for these quarters are as follows:

2007/08	**Q3**	**Q4**	**H2**
Sales growth including fuel (%)			
Total	6.1	6.5	6.3
Lfl	5.3	5.9	5.5
Sales growth excluding fuel (%)			
Total	5.0	4.8	4.9
Lfl	3.9	3.9	3.9

(7) Sainsbury's will announce its Interim Results on 12 November 2008.

8 October 2008

Second Quarter Trading Statement for 16 weeks to 4 October 2008

Second quarter delivers continued robust sales performance

Highlights

- **Total sales for second quarter up 8.4 per cent (5.3 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 7.5 per cent (4.3 per cent excluding fuel)**
- **Like-for-like sales for first half up 7.4 per cent (3.9 per cent excluding fuel)** (5)

Justin King, chief executive, said: "This is a good result and given the current environment shows how the strength and broad appeal of the Sainsbury's brand has improved substantially during the past four years. Like-for-like sales growth, excluding fuel, of 4.3 per cent over the summer quarter and 3.9 per cent for the first half, demonstrates that Sainsbury's universal offer is meeting our customers' expectations for great quality and excellent value. We continue to drive improvements throughout the business and our service measures demonstrate that we continue to do a great job for our customers.

"During the quarter we continued to develop our offer to help customers manage tighter budgets without the need to sacrifice food quality. Customers have responded well and transaction numbers continue to grow. We have continued to expand our own label 'basics' range, which has grown to 550 products, and we now offer a wider range of these products in more stores across the estate. We have also refocused our promotional offers with simple and effective deals and updated the look and feel of our stores with new point-of-sale materials which highlight key offers and promotions. Customers are cooking more for themselves and our successful 'Feed your Family for a Fiver' advertising campaign helps customers find great value, whilst maintaining food quality. Demand for our tip cards featuring meal ideas is currently up by 30 per cent and sales of simple meal ingredients have also shown strong growth.

"Customers are increasingly turning to own brand products and Sainsbury's product range has huge brand equity (1) with a long tradition and emphasis on quality and value for money. We regularly test our own brand products to ensure they match or beat the leading brand. Our recently introduced 'Switch and Save' campaign helps customers identify savings of at least 20 per cent by choosing the Sainsbury's equivalent own brand product.

"Our non-food ranges continue to drive strong sales growth. We now have nine flagship non-food stores with a wide range of Tu home and Tu clothing. During the quarter we extended 11 supermarkets and opened two new stores in Flint and Dartmouth, the UK's greenest store. We also opened five new convenience stores while completing the planned disposal of a further 26 of the 57 convenience stores announced for closure earlier in the year (2). Sales from our online operation grew by over 25 per cent in the quarter and it now operates from 165 stores.

"The economic environment remains particularly challenging and we expect this to continue throughout the second half, but we have developed the Sainsbury's offer to perform in these conditions. Sainsbury's is a robust business with a wide customer base and universal appeal and we are well positioned as we approach the important Christmas trading period."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Sainsbury's is the most trusted 'own-brand' among supermarkets. Almost half of all shoppers placed 'high' trust in Sainsbury's own products (47%) compared to 27% for Tesco, 17% for Asda and 15% for Morrison's. Research carried out with 1,000 consumers in August 2008.

(2) As previously announced, 57 convenience stores have been identified for disposal in the current financial year. 48 stores have been disposed of to date with the remaining nine disposals planned for early in the second half.

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 10 October 2008.

(5) Quarter one and first half like-for-like and total sales growth have been Easter adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Sunday trading week.

Sales results for the year to date (Easter adjusted*):

2008/09	**Q1***	**Q2**	**H1***
Sales growth including fuel (%)			
Total	8.1	**8.4**	**8.3**
Lfl	7.3	**7.5**	**7.4**
Sales growth excluding fuel (%)			
Total	4.5	**5.3**	**5.0**
Lfl	3.4	**4.3**	**3.9**

Total statutory sales growth for the first half is 7.6 per cent including fuel (4.3 per cent excluding fuel).

(6) Sainsbury's has revised the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The third quarter will be extended by one week and will be the 13 weeks ending 3 January 2009. This will still be reported on 8 January 2009 as previously advised. The fourth quarter will be the 11 weeks ending 21 March 2009 and will be reported on 25 March 2009. The revised comparative figures for these quarters are as follows:

2007/08	**Q3**	**Q4**	**H2**
Sales growth including fuel (%)			
Total	6.1	6.5	6.3
Lfl	5.3	5.9	5.5
Sales growth excluding fuel (%)			
Total	5.0	4.8	4.9
Lfl	3.9	3.9	3.9

(7) Sainsbury's will announce its Interim Results on 12 November 2008.

8 October 2008

Second Quarter Trading Statement for 16 weeks to 4 October 2008

Second quarter delivers continued robust sales performance

Highlights

- **Total sales for second quarter up 8.4 per cent (5.3 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 7.5 per cent (4.3 per cent excluding fuel)**
- **Like-for-like sales for first half up 7.4 per cent (3.9 per cent excluding fuel) (5)**

Justin King, chief executive, said: "This is a good result and given the current environment shows how the strength and broad appeal of the Sainsbury's brand has improved substantially during the past four years. Like-for-like sales growth, excluding fuel, of 4.3 per cent over the summer quarter and 3.9 per cent for the first half, demonstrates that Sainsbury's universal offer is meeting our customers' expectations for great quality and excellent value. We continue to drive improvements throughout the business and our service measures demonstrate that we continue to do a great job for our customers.

"During the quarter we continued to develop our offer to help customers manage tighter budgets without the need to sacrifice food quality. Customers have responded well and transaction numbers continue to grow. We have continued to expand our own label 'basics' range, which has grown to 550 products, and we now offer a wider range of these products in more stores across the estate. We have also refocused our promotional offers with simple and effective deals and updated the look and feel of our stores with new point-of-sale materials which highlight key offers and promotions. Customers are cooking more for themselves and our successful 'Feed your Family for a Fiver' advertising campaign helps customers find great value, whilst maintaining food quality. Demand for our tip cards featuring meal ideas is currently up by 30 per cent and sales of simple meal ingredients have also shown strong growth.

"Customers are increasingly turning to own brand products and Sainsbury's product range has huge brand equity (1) with a long tradition and emphasis on quality and value for money. We regularly test our own brand products to ensure they match or beat the leading brand. Our recently introduced 'Switch and Save' campaign helps customers identify savings of at least 20 per cent by choosing the Sainsbury's equivalent own brand product.

"Our non-food ranges continue to drive strong sales growth. We now have nine flagship non-food stores with a wide range of Tu home and Tu clothing. During the quarter we extended 11 supermarkets and opened two new stores in Flint and Dartmouth, the UK's greenest store. We also opened five new convenience stores while completing the planned disposal of a further 26 of the 57 convenience stores announced for closure earlier in the year (2). Sales from our online operation grew by over 25 per cent in the quarter and it now operates from 165 stores.

"The economic environment remains particularly challenging and we expect this to continue throughout the second half, but we have developed the Sainsbury's offer to perform in these conditions. Sainsbury's is a robust business with a wide customer base and universal appeal and we are well positioned as we approach the important Christmas trading period."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Sainsbury's is the most trusted 'own-brand' among supermarkets. Almost half of all shoppers placed 'high' trust in Sainsbury's own products (47%) compared to 27% for Tesco, 17% for Asda and 15% for Morrison's. Research carried out with 1,000 consumers in August 2008.

(2) As previously announced, 57 convenience stores have been identified for disposal in the current financial year. 48 stores have been disposed of to date with the remaining nine disposals planned for early in the second half.

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 10 October 2008.

(5) Quarter one and first half like-for-like and total sales growth have been Easter adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Sunday trading week.

Sales results for the year to date (Easter adjusted*):

2008/09	**Q1***	**Q2**	**H1***
Sales growth including fuel (%)			
Total	8.1	**8.4**	**8.3**
Lfl	7.3	**7.5**	**7.4**
Sales growth excluding fuel (%)			
Total	4.5	**5.3**	**5.0**
Lfl	3.4	**4.3**	**3.9**

Total statutory sales growth for the first half is 7.6 per cent including fuel (4.3 per cent excluding fuel).

(6) Sainsbury's has revised the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The third quarter will be extended by one week and will be the 13 weeks ending 3 January 2009. This will still be reported on 8 January 2009 as previously advised. The fourth quarter will be the 11 weeks ending 21 March 2009 and will be reported on 25 March 2009. The revised comparative figures for these quarters are as follows:

2007/08	**Q3**	**Q4**	**H2**
Sales growth including fuel (%)			
Total	6.1	6.5	6.3
Lfl	5.3	5.9	5.5
Sales growth excluding fuel (%)			
Total	5.0	4.8	4.9
Lfl	3.9	3.9	3.9

(7) Sainsbury's will announce its Interim Results on 12 November 2008.

8 October 2008

Second Quarter Trading Statement for 16 weeks to 4 October 2008

Second quarter delivers continued robust sales performance

Highlights

- **Total sales for second quarter up 8.4 per cent (5.3 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 7.5 per cent (4.3 per cent excluding fuel)**
- **Like-for-like sales for first half up 7.4 per cent (3.9 per cent excluding fuel)** (5)

Justin King, chief executive, said: "This is a good result and given the current environment shows how the strength and broad appeal of the Sainsbury's brand has improved substantially during the past four years. Like-for-like sales growth, excluding fuel, of 4.3 per cent over the summer quarter and 3.9 per cent for the first half, demonstrates that Sainsbury's universal offer is meeting our customers' expectations for great quality and excellent value. We continue to drive improvements throughout the business and our service measures demonstrate that we continue to do a great job for our customers.

"During the quarter we continued to develop our offer to help customers manage tighter budgets without the need to sacrifice food quality. Customers have responded well and transaction numbers continue to grow. We have continued to expand our own label 'basics' range, which has grown to 550 products, and we now offer a wider range of these products in more stores across the estate. We have also refocused our promotional offers with simple and effective deals and updated the look and feel of our stores with new point-of-sale materials which highlight key offers and promotions. Customers are cooking more for themselves and our successful 'Feed your Family for a Fiver' advertising campaign helps customers find great value, whilst maintaining food quality. Demand for our tip cards featuring meal ideas is currently up by 30 per cent and sales of simple meal ingredients have also shown strong growth.

"Customers are increasingly turning to own brand products and Sainsbury's product range has huge brand equity (1) with a long tradition and emphasis on quality and value for money. We regularly test our own brand products to ensure they match or beat the leading brand. Our recently introduced 'Switch and Save' campaign helps customers identify savings of at least 20 per cent by choosing the Sainsbury's equivalent own brand product.

"Our non-food ranges continue to drive strong sales growth. We now have nine flagship non-food stores with a wide range of Tu home and Tu clothing. During the quarter we extended 11 supermarkets and opened two new stores in Flint and Dartmouth, the UK's greenest store. We also opened five new convenience stores while completing the planned disposal of a further 26 of the 57 convenience stores announced for closure earlier in the year (2). Sales from our online operation grew by over 25 per cent in the quarter and it now operates from 165 stores.

"The economic environment remains particularly challenging and we expect this to continue throughout the second half, but we have developed the Sainsbury's offer to perform in these conditions. Sainsbury's is a robust business with a wide customer base and universal appeal and we are well positioned as we approach the important Christmas trading period."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Sainsbury's is the most trusted 'own-brand' among supermarkets. Almost half of all shoppers placed 'high' trust in Sainsbury's own products (47%) compared to 27% for Tesco, 17% for Asda and 15% for Morrison's. Research carried out with 1,000 consumers in August 2008.

(2) As previously announced, 57 convenience stores have been identified for disposal in the current financial year. 48 stores have been disposed of to date with the remaining nine disposals planned for early in the second half.

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 10 October 2008.

(5) Quarter one and first half like-for-like and total sales growth have been Easter adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Sunday trading week.

Sales results for the year to date (Easter adjusted*):

2008/09	**Q1***	**Q2**	**H1***
Sales growth including fuel (%)			
Total	8.1	**8.4**	**8.3**
Lfl	7.3	**7.5**	**7.4**
Sales growth excluding fuel (%)			
Total	4.5	**5.3**	**5.0**
Lfl	3.4	**4.3**	**3.9**

Total statutory sales growth for the first half is 7.6 per cent including fuel (4.3 per cent excluding fuel).

(6) Sainsbury's has revised the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The third quarter will be extended by one week and will be the 13 weeks ending 3 January 2009. This will still be reported on 8 January 2009 as previously advised. The fourth quarter will be the 11 weeks ending 21 March 2009 and will be reported on 25 March 2009. The revised comparative figures for these quarters are as follows:

2007/08	**Q3**	**Q4**	**H2**
Sales growth including fuel (%)			
Total	6.1	6.5	6.3
Lfl	5.3	5.9	5.5
Sales growth excluding fuel (%)			
Total	5.0	4.8	4.9
Lfl	3.9	3.9	3.9

(7) Sainsbury's will announce its Interim Results on 12 November 2008.

8 October 2008

Second Quarter Trading Statement for 16 weeks to 4 October 2008

Second quarter delivers continued robust sales performance

Highlights

- **Total sales for second quarter up 8.4 per cent (5.3 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 7.5 per cent (4.3 per cent excluding fuel)**
- **Like-for-like sales for first half up 7.4 per cent (3.9 per cent excluding fuel)** (5)

Justin King, chief executive, said: "This is a good result and given the current environment shows how the strength and broad appeal of the Sainsbury's brand has improved substantially during the past four years. Like-for-like sales growth, excluding fuel, of 4.3 per cent over the summer quarter and 3.9 per cent for the first half, demonstrates that Sainsbury's universal offer is meeting our customers' expectations for great quality and excellent value. We continue to drive improvements throughout the business and our service measures demonstrate that we continue to do a great job for our customers.

"During the quarter we continued to develop our offer to help customers manage tighter budgets without the need to sacrifice food quality. Customers have responded well and transaction numbers continue to grow. We have continued to expand our own label 'basics' range, which has grown to 550 products, and we now offer a wider range of these products in more stores across the estate. We have also refocused our promotional offers with simple and effective deals and updated the look and feel of our stores with new point-of-sale materials which highlight key offers and promotions. Customers are cooking more for themselves and our successful 'Feed your Family for a Fiver' advertising campaign helps customers find great value, whilst maintaining food quality. Demand for our tip cards featuring meal ideas is currently up by 30 per cent and sales of simple meal ingredients have also shown strong growth.

"Customers are increasingly turning to own brand products and Sainsbury's product range has huge brand equity (1) with a long tradition and emphasis on quality and value for money. We regularly test our own brand products to ensure they match or beat the leading brand. Our recently introduced 'Switch and Save' campaign helps customers identify savings of at least 20 per cent by choosing the Sainsbury's equivalent own brand product.

"Our non-food ranges continue to drive strong sales growth. We now have nine flagship non-food stores with a wide range of Tu home and Tu clothing. During the quarter we extended 11 supermarkets and opened two new stores in Flint and Dartmouth, the UK's greenest store. We also opened five new convenience stores while completing the planned disposal of a further 26 of the 57 convenience stores announced for closure earlier in the year (2). Sales from our online operation grew by over 25 per cent in the quarter and it now operates from 165 stores.

"The economic environment remains particularly challenging and we expect this to continue throughout the second half, but we have developed the Sainsbury's offer to perform in these conditions. Sainsbury's is a robust business with a wide customer base and universal appeal and we are well positioned as we approach the important Christmas trading period."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Sainsbury's is the most trusted 'own-brand' among supermarkets. Almost half of all shoppers placed 'high' trust in Sainsbury's own products (47%) compared to 27% for Tesco, 17% for Asda and 15% for Morrison's. Research carried out with 1,000 consumers in August 2008.

(2) As previously announced, 57 convenience stores have been identified for disposal in the current financial year. 48 stores have been disposed of to date with the remaining nine disposals planned for early in the second half.

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 10 October 2008.

(5) Quarter one and first half like-for-like and total sales growth have been Easter adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Sunday trading week.

Sales results for the year to date (Easter adjusted*):

2008/09	**Q1***	**Q2**	**H1***
Sales growth including fuel (%)			
Total	8.1	**8.4**	**8.3**
Lfl	7.3	**7.5**	**7.4**
Sales growth excluding fuel (%)			
Total	4.5	**5.3**	**5.0**
Lfl	3.4	**4.3**	**3.9**

Total statutory sales growth for the first half is 7.6 per cent including fuel (4.3 per cent excluding fuel).

(6) Sainsbury's has revised the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The third quarter will be extended by one week and will be the 13 weeks ending 3 January 2009. This will still be reported on 8 January 2009 as previously advised. The fourth quarter will be the 11 weeks ending 21 March 2009 and will be reported on 25 March 2009. The revised comparative figures for these quarters are as follows:

2007/08	**Q3**	**Q4**	**H2**
Sales growth including fuel (%)			
Total	6.1	6.5	6.3
Lfl	5.3	5.9	5.5
Sales growth excluding fuel (%)			
Total	5.0	4.8	4.9
Lfl	3.9	3.9	3.9

(7) Sainsbury's will announce its Interim Results on 12 November 2008.

END